UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	October 2005

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-27 October 6, 2005

DESCRIPTION:

Queenstake’s Third Quarter 2005 Operating Highlights on Track with Redevelopment Plan and 2005 Production Estimates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date October 7, 2005	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 2005-27	October 6, 2005
SEC file number 0-24096

Queenstake’s Third Quarter 2005 Operating Highlights on Track with
Redevelopment Plan and 2005 Production Estimates

Denver, Colorado – October 6, 2005 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE)  reported that its Jerritt Canyon operations in northeastern Nevada produced 49,613 ounces of gold during the third quarter of 2005, slightly better than was expected under the new redevelopment plan.

Third quarter gold sales totaled 54,445 ounces under the redevelopment plan, which was implemented in mid-August 2005.  The financial results for the third quarter of 2005 are pending and will be reported by mid-November 2005.

Commenting on the third quarter operating performance, President and Chief Executive Officer of Queenstake Dorian L. (Dusty) Nicol said, “After seven weeks of operating under the redevelopment plan, several key indicators show that the Jerritt Canyon operations are progressing well under the redevelopment plan. Gold production of 49,613 ounces slightly exceeded the new plan; average mill ore grade of 0.21ounce of gold per ton (opt) was on target and capitalized mine development of 2,570 feet completed was on track during the quarter. The scale back in production from operating two roasters to one roaster at a time was clearly the right path towards optimization of Jerritt Canyon. Based on the operating results from the third quarter, we remain confident in our full year 2005 production estimate of 200,000 to 220,000 ounces.”

Redevelopment Plan Progress

During the third quarter, the average processed ore grade progressively improved from 0.18 opt in July 2005 to 0.25 opt in September 2005 for an average processed grade of 0.21 opt for the third quarter, in line with the redevelopment plan. The mill recovery rate for the quarter held steady at 86.5% in accordance with the plan.

Capitalized mine development completed improved from 2,150 feet in the second quarter of 2005 to 2,570 feet for the third quarter of 2005. Jerritt Canyon has allocated more internal resources to capitalized mine development and engaged a mining contractor to accelerate capitalized mine development in order to maintain production in 2006 comparable to 2005’s estimates.

The connection between the SSX and Steer underground mines has been completed. This is expected to allow better operational efficiency of labor, equipment and maintenance in a combined SSX-Steer mining complex.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon district in Nevada.  Jerritt Canyon has produced over seven million ounces of gold since 1981.  Current production at the property is from underground mines.  The Jerritt Canyon district comprises over 100 square miles of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various known and unknown risks and uncertainties.  Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings or cost reductions and (iii) estimates related to financial performance, including cash flow.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC), as it may be updated in subsequent filings.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.